MASTERWORKS

Invest Now: Soulages'   ($916,000)



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P. Soulages

In December 2010, the record auction price for an Outrenoir painting was just under $245,000, but by 2018 that number increased over 1000% when a large format triptych from the series, Peinture 227 x 306 cm, 2 mars 2009, sold for $2.85 million.

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